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         EXHIBIT 99.1

         CONTACT: Jonathan M. Spiller
                  President & Chief Executive Officer
                  904-741-5400

         FOR IMMEDIATE RELEASE

         ARMOR HOLDINGS, INC. ANNOUNCES STOCK REPURCHASE PROGRAM

         Jacksonville, Florida (August 10, 1998) - Armor Holdings, Inc. (the "Company") [AMEX:ABE] announced today that the Company's Board of Directors approved a stock repurchase program pursuant to which the Company is authorized, depending upon market conditions and other factors, to repurchase up to a maximum of $10,000,000 of its Common Stock in the open market, in privately negotiated transactions or otherwise. The repurchase program will be effective through December 31, 1999. Such repurchases will be made in accordance with applicable rules and regulations, and may be discontinued at any time.

         Armor Holdings, Inc., based in Jacksonville, FL., is a global provider of security solutions and products to multi-national corporations and government agencies. Armor Holdings Services provides remote site logistics, investigative due diligence, systems integration, and physical asset, executive and intellectual property asset protection. Armor Holdings Products manufactures law enforcement equipment, including body armor, less-lethal munitions and anti-riot products for law enforcement and military agencies.

         This press release contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in such forward-looking statements based on a variety of factors. Other risks are reflected in the Company's filings with the Securities and Exchange Commission.

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